SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 11, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on September 30, 2005

Date, Time and Place:

On the 30th of September, 2005, at 1:30 p.m., at Brasil Telecom S.A.’s (“Company”) headquarters, in Brasília, Distrito Federal, at SIA Sul ASP Lote D, Bloco B.

Summons:

Summons made on this date pursuant to the provisions of the sole paragraph of article 27 of the Company’s By-laws, on urgent basis, for the deliberation of the matters in the Day’s Agenda, by mail forwarded to all the members of the Board of Directors (Doc. 1).

Presence:

Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Fabio de Oliveira Moser and Antonio Cardoso dos Santos. Mmes. Carmem Sylvia Motta Parkinson and Célia Beatriz P. Pacheco attended the meeting via conference call.

Meeting’s board:

Mr. Sergio Spinelli Silva Junior, as Chairman of the Board of Directors, assumed the position of President of the Meeting’s board, inviting Mr. Kevin Michael Altit to be the Secretary.

Day’s Agenda:

1.	Take notice of the resignation of Executive Officers;
2.	Dismissal of the CEO;
3.	Election of the new Senior Management; and
4.	Summoning of the Board of Director’s Meeting, seeking to ratify the resolutions adopted as of this date.

Resolutions:

Initially, the Chairman registered the signature of the terms of office by all members of the Board of Directors, as well as the express manifestation by Board members Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco of their acceptance of their respective appointments to be part of the Collegiate, to be confirmed by the respective terms of office in the standard seats in the first opportunity.

Next, the Chairman thanked all of the members for their presence and comprehension, paying attention to the relevance of the urgent deliberation of the Day’s Agenda, mainly due to the resignation presented by some Officers.

Following to the deliberation of the Day’s Agenda, the Chairman registered that, immediately after he signed the term of office as member of the Board of Directors, he received resignation letters from, then Officers, Messrs. Francisco Aurélio Sampaio Santiago and Carlos Geraldo Campos Magalhães, proceeding to read such resignation letters, with copies forwarded to all other Board members (docs. 2 and 3).

Further on, the Chairman put to the vote the proposal to dismiss the Company’s CEO, Mrs. Carla Cico, which was approved by the unanimity of the votes rendered, being registered the abstention of Board members Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco.

Moving on to the third item of the Day’s Agenda, the Chairman submitted a proposal to elect the new Senior Management, as follows: Ricardo Knoepfelmacher – Chief Executive Officer; Francisco Aurélio Sampaio Santiago – Network Officer; Luiz Francisco Tenório Perrone – Human Resources Officer; Charles Laganá Putz – Chief Financial Officer, accumulating the function of Investor Relations Officer.

The proposal to elect the new Senior Management was put to the vote and the matter was approved with the unanimity of the votes rendered, being registered the abstention of Board members Antonio Cardoso dos Santos, Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco.

Board members Mmes. Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco manifested their intention to register in writing their respective abstentions regarding items 2 and 3 of the Day’s Agenda, which shall be forwarded to the Secretary of the Meeting’s board as soon as possible, to be filed at the Company’s headquarters.

At last, the Chairman proposed that the deliberations contained in this Minutes be ratified in a new Board of Directors Meeting, to be held on October 05, 2005, at 4:30 p.m., in Rio de Janeiro, at Av. Presidente Wilson 231 – 26º andar, and the proposal was approved by the unanimity of the Board members.

Closing:

With nothing further to be discussed, the Chairman closed the Meeting, drafting the present minutes, which, once read and considered in conformity, was signed by all the Board’s Members. Still, the Secretary was responsible to get the signatures of Board Members Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco, as soon as possible.

Brasília, September 30, 2005.

Sergio Spinelli Silva Jr.	Kevin Michael Altit
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer